HARRIS, MERICLE & WAKAYAMA
A Professional Limited Liability Company A T T O R N E Y S A T L A W
ANDREI N.J. KREPTUL Email: akreptul@hmwlaw.com	999 THIRD AVENUE, SUITE 3210 SEATTLE, WASHINGTON 98104 FAX (206) 624-8560 (206) 621-1818	Port Townsend Office 213 TAYLOR STREET PORT TOWNSEND, WASHINGTON 98368 FAX (360) 379-9378 (360) 379-9377

VIA EDGAR FILING SUBMISSION

November 26, 2008

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Getty Copper Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2007

Filed July 15, 2008

Form 6-K furnished May 8, 2008

Response letter dated October 17, 2008

File No: 000-29578

Dear Mr. Hiller:

Our law firm serves as the Company’s U.S. counsel in this matter. In a letter to the Commission dated November 7, 2008, the Company confirmed receipt of your comment letter dated November 3, 2008 in regards to the above-referenced filings.

Given prior professional commitments on the part of the Company’s management taking place during the last week of November, the Company respectfully requests a 15-business day extension of time to provide the Staff of the Division of Corporation Finance (the “Staff”) with the Company’s response to the comments contained in your November 3rd letter. The Company will work towards providing its response on or before December 18, 2008. Should it appear that the Company’s response will require additional time beyond that date, the Company will advise you in advance and seek your guidance.

Thank you for your consideration in this matter.

Yours truly,

HARRIS, MERICLE & WAKAYAMA PLLC

/s/ “Andrei N.J. Kreptul”

Andrei N.J. Kreptul